Exhibit 77(i)


                       Term of New or Amended Securities

At the December 19, 2007 Board Meeting, the Board of Directors of ING Variable Portfolios, Inc. approved the establishment of ING WisdomTree Global High-Yielding Equity Index, ING Russell Large Cap Index, ING Russell Mid Cap Index, ING Russell Small Cap Index, ING Morningstar U.S. Growth Index and ING Lehman Brothers Aggregate Bond Index Portfolios. In addition, the Board approved the plans, agreements and other routine matters with respect to establishing the Portfolios.